  EXHIBIT 99.15

CERTIFICATE OF AUTHOR

I, Richard Kiel, P.E., of Lakewook, Colorado, do hereby certify that:

1	I am currently employed as Director, Geological / Civil Engineer with Golder Associates USA Inc., with an office at Suite 200, 7245 W. Alaska Drive, Lakewood, Colorado 80226.

2

This certificate applies to the Technical Report titled “Technical Report, Skouries Project, Greece” with an effective date of 22 January 2022 (the “Technical Report”), prepared for Eldorado Gold Corporation (“the Issuer”).

3

I am a graduate of the South Dakota School of Mines and Technology with a B.S degree in Geological Engineering in 1979, and am a member of the Society for Mining, Metallurgy & Exploration (SME), and a registered professional civil engineer. My relevant experience after graduation and over the last 40 years for the purposes of the Technical Report include engineering, design, and construction support for mine waste facilities including tailings dams.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have visited the Skouries Property from 28 June to 1 July 2021 for a duration of four days.

5	I am responsible for Section 18.3 (exclusive of 18.3.1.1 and 18.3.1.2) and parts of 1, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101 and the section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 22 January 2022

Signing Date: 31 March 2022

“Signed and Sealed”

Richard Kiel

__________________________

Richard Kiel, P. E.

Director, Geological / Civil Engineer

Golder Associates USA Inc.